Exhibit 99.1

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(Jacinto.marina@tmm.com.mx)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
brad.skinner@tmm.com.mx

Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
 Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

WITH FOCUS ON REDUCING FINANCIAL OBLIGATIONS, GRUPO TMM
ANNOUNCES SALE OF INTEREST IN ITS PORTS AND TERMINALS DIVISION

Proceeds To Repurchase Receivables Under Securitization Program
And Reduce Outstanding Indebtedness

(Mexico City, April 14, 2003) - Grupo TMM, S.A. (NYSE: TMM), the largest Latin American multi-modal transportation and logistics company, today announced the sale of its 51 percent interest in TMM Ports and Terminals to an affiliate of its current partner in the division, SSA Mexico. Included in this transaction are the operations currently performed by the division at the ports of Manzanillo, Cozumel, Veracruz and Progreso. Grupo TMM will retain its interest in the ports of Acapulco and Tuxpan. The transaction, expected to close in early May, is subject to SSA receiving sufficient financing and other customary closing conditions.

Net proceeds from the transaction will be approximately $120 million and will be used to repurchase certificates sold to a trust under the company's existing Receivables Securitization Program and to reduce indebtedness. At December 31, 2002, the trust had $86.7 million outstanding certificates. The April 15, 2003, maturity under the Receivables Securitization Program has been extended to May 6, 2003. No certificates will remain outstanding after the repurchase.

Javier Segovia, president of Grupo TMM said, "The sale of Manzanillo, Cozumel, Veracruz and Progreso improves our ability to meet our financial obligations, while maintaining our long-lasting relationship with SSA Mexico. These assets are typically strong revenue and margin performers, which enabled us to obtain a very attractive price for them.

"It was important to signal to our investors how serious we are about reducing the company's financial obligations," Segovia continued. "Our most urgent priority is to reduce our leverage and extend the maturity of our outstanding debt. We believe these actions will, in the long-term, enhance value for our shareholders by improving our balance sheet and return to shareholders."

Proceeds from the sale remaining after the repurchase of certificates under the company's Receivables Securitization Program will not be sufficient to repay the company's 9 1/2 percent Notes due May 15, 2003. Grupo TMM is continuing discussions regarding other potential asset sales or investments in the company to provide additional liquidity. There can be no assurance that the company will be able to complete any such asset sales or obtain any additional investments, that the proceeds from any asset sales or investments will be sufficient to permit the company to meet its obligations or that any such additional asset sales or investments will be completed within a particular time frame. Grupo TMM expects that it will amend the terms of its outstanding exchange offers in light of the sale of the company's interest in the ports and terminals division.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in Transportacion Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at www.grupotmm.com and TFM's web site at www.tfm.com.mx. Both sites offer Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the company to complete the sale of its interest in the ports division; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the Company to repay or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.